UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            D&E Communications, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.16 par value per share
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                         (Title of Class of Securities)

                                    232860106
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                                 (CUSIP Number)

                                L. Russell Mitten
                                    Secretary
                         Citizens Communications Company
                                3 High Ridge Park
                               Stamford, CT 06905
                                 (203) 614-5600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 6, 2004
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Citizens Communications Company
     06-0619596
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    a) [ ]
                                                                         b) [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)                                         [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                        7.   SOLE VOTING POWER

                             1,333,500
    NUMBER OF
    SHARES              --------------------------------------------------------
    BENEFICIALLY        8.   SHARED VOTING POWER
    OWNED BY EACH
    REPORTING                 None.
    PERSON WITH:        --------------------------------------------------------
                        9.   SOLE DISPOSITIVE POWER

                             1,333,500
                        --------------------------------------------------------
                        10.  SHARED DISPOSITIVE POWER

                             None.
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,333,500
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

     SHARES                                                                 [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.57%
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14.  TYPE OF REPORTING PERSON

     CO
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                               Amendment No. 1 to
                            Statement on Schedule 13D

     This Amendment No. 1 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.16 per share (the "Common Stock"), of D&E Communications, Inc., a Pennsylvania corporation (the "Company"). This Amendment No. 1 to Schedule 13D is being filed by Citizens Communications Company, a Delaware corporation (the "Reporting Person"), and amends and supplements the Schedule 13D filed by the Reporting Person on January 12, 1998.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a), (b), (c) and (f)

Name of Reporting Person:           Citizens Communications Company
State of Incorporation:             Delaware
Principal Business:                 Citizens  Communications  Company  provides,
                                    directly or  through  its  subsidiaries, (i)
                                    wireline  communications  services  to rural
                                    areas and  small and  medium-sized towns and
                                    cities   as  an   incumbent  local  exchange
                                    carrier and (ii) competitive local exchange carrier services to business customers and to other communications carriers in certain metropolitan areas in the western United
                                    States.

Address of Principal Business:      3 High Ridge Park, Stamford, CT 06905
Address of Principal Office:        3 High Ridge Park, Stamford, CT 06905

The names, business addresses and principal occupations of the executive officers and directors of the Reporting Person, all of whom are United States citizens, are set forth in Schedule I hereto and are incorporated herein by reference.

The Reporting Person's wholly owned subsidiary Southwestern Investments, Inc. (a Nevada Corporation) ("Southwestern") entered into an agreement with the Company on November 3, 1997 providing for the acquisition of up to 1,300,000 to be issued shares of Common Stock at a formula derived price per share, a copy of which was filed as Exhibit A to the Reporting Person's Schedule 13D. Southwestern has since been merged with and into the Reporting Person with the Reporting Person surviving such merger.

(d) - (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by the addition of the following paragraph preceding the paragraph that currently appears in Item 3:

     Since the filing of the original Schedule 13D, the Reporting Person has made additional open market purchases as described below. The total amount required to purchase such shares of Common Stock of the Issuer was furnished from the working capital of the Reporting Person.

         Date              Price         Number of Shares
         ----              -----         ----------------

         12/8/1998         14.11            11,000
         12/11/1998        14.00             5,000
         12/15/1998        14.00             5,000
         12/18/1998        14.00             2,000
         12/23/1998        14.00             5,000
         12/29/1998        13.63             2,000
         5/5/2000          20.06             2,500
         6/5/2000          20.06             1,000



ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

     The  Reporting  Person holds the Common  Stock  described in Item 5 of this
Schedule 13D for investment purposes only.

     The Reporting Person intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to decrease the size of its investment in the Company.

     The Reporting Person and the Company have entered into discussions regarding a transaction pursuant to which the Company would purchase from the Reporting Person the Common Stock held by the Reporting Person at a price per share equal to $10.00 and on other terms and conditions to be determined.

     Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 15,561,331 shares of Common Stock outstanding as of April 30, 2004, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended March 31, 2004.

     Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

     To the knowledge of the  Reporting  Person,  none of the persons  listed in
Schedule I owns any shares of Common Stock.

     (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days. To the knowledge of the Reporting Person, none of the persons listed in Schedule I has effected any transaction in the Common Stock during the past 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Signature
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  August 9, 2004

                              CITIZENS COMMUNICATIONS COMPANY


                              By: /s/ Robert J. Larson
                                  -------------------------------------
                                    Name: Robert J. Larson
                                    Title: Senior Vice President and
                                           Chief Accounting Officer

                                   SCHEDULE I
                                   ----------

The names, addresses and principal occupations of each of the executive officers and directors of Citizens Communications Company are listed below.

NAME AND ADDRESSES                                  PRINCIPAL OCCUPATION
------------------                                  --------------------

Directors:
---------

Aaron I. Fleischman                                 Senior Partner
c/o Citizens Communication Company                  Fleischman and Walsh, LLP
3 High Ridge Road
Stamford, CT  06905


Stanley Harfenist                                   Retired
c/o Citizens Communication Company
3 High Ridge Road
Stamford, CT  06905


Andrew N. Heine                                     Private Investor
c/o Citizens Communication Company
3 High Ridge Road
Stamford, CT  06905


John L. Schroeder                                   President, Pinecrest Management, LLC
c/o Citizens Communication Company
3 High Ridge Road
Stamford, CT  06905


Edwin Tornberg                                      President and Director,
c/o Citizens Communication Company                  Edwin Tornberg & Company
3 High Ridge Road
Stamford, CT  06905


Claire Tow                                          President
c/o Citizens Communication Company                  The Tow Foundation
3 High Ridge Road
Stamford, CT  06905


                                       8

NAME AND ADDRESSES                                  PRINCIPAL OCCUPATION
------------------                                  --------------------


Leonard Tow                                         Chairman of the Board,
c/o Citizens Communication Company                  Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


Robert A. Stanger                                   Chairman,
c/o Citizens Communication Company                  Robert A. Stanger & Company
3 High Ridge Road
Stamford, CT  06905


William M. Kraus                                    Retired
c/o Citizens Communication Company
3 High Ridge Road
Stamford, CT  06905


David H. Ward                                       Chief Financial Officer,
c/o Citizens Communication Company                  Voltarc Technologies, Inc.
3 High Ridge Road
Stamford, CT  06905


Rudy J. Graf                                        Acting Chief Executive Officer
c/o Citizens Communication Company
3 High Ridge Road
Stamford, CT  06905



Executive Officers:
------------------

Donald B. Armour                                    Senior Vice President, Finance and Treasurer
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


John H. Casey III                                   President  and  Chief  Operating  Officer  of  the  ILEC
Citizens Communications Company                     Sector and Executive Vice President
3 High Ridge Park
Stamford, CT  06905


                                       9

NAME AND ADDRESSES                                  PRINCIPAL OCCUPATION
------------------                                  --------------------

Jerry Elliott                                       Executive Vice President and Chief Financial Officer
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Jean M. DiSturco                                    Senior Vice President, Human Resources
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Michael G. Harris                                   Senior Vice President, Engineering and New Technology
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Dean Jackson                                        Senior Vice President, Business Support Services
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Robert J. Larson                                    Senior Vice President and Chief Accounting Officer
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


L. Russell Mitten                                   Senior Vice President, General Counsel and Secretary
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Daniel J. McCarthy                                  Senior Vice President  Broadband  Operations,  President
Citizens Communication Company                      and COO Electric  Lightwave and President
3 High Ridge Road
Stamford, CT  06905
